FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2003

LEICA GEOSYSTEMS FINANCE PLC

Davy Avenue, Knowlhill
Milton Keynes, MK5 8LB
England

(Exact name of registrant and address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X]	Form 40-F [ ]

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes [ ]	No [X]

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure: Press Release dated November 21, 2003

SIGNATURES
Communication to Media

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEICA GEOSYSTEMS FINANCE PLC

Date: 24 November 2003	By:	/s/ Christian Leu
	Name: Title:	Christian Leu Chief Financial Officer

Communication to Media

	More detailed information at www.leica-geosystems.com	Leica Geosystems AG
Heinrich-Wild-Strasse
	Investor & Analyst Conference	CH-9435 Heerbrugg
Contact	Fritz Staudacher, Corporate Communications,	(Switzerland)
George Aase, Investor Relations
	Phone +41 (0)79 201 5891; +41 (0)71 727 3064	www.leica-geosystems.com

Leica Geosystems provides mid-term financial targets and considers possible dividend for fiscal year 2005

Zurich, Switzerland, November 21, 2003 - Leica Geosystems (SWX: LGSN) today held its first investor and analyst conference since its IPO in July 2000. During the conference held in Zurich, the Company stated that it expected sales to grow at a compound annual growth rate of 10% between its fiscal years 2004 through 2007 with a target EBITDA profitability margin of 18% by fiscal year 2007 (Leica Geosystems’ fiscal year is April 1 through March 31). The Company cited momentum from its numerous upcoming product launches, further expansion and increased penetration of its end markets, increasing software and solutions revenues, and a sustainable low cost base as reasons for its positive outlook. The Company further stated that it expected to generate over CHF 150 million in cumulative free operating cash flow over the target period. For the first time in the Company’s history, Leica said it was considering paying a dividend, and cited fiscal year 2005 as its target date. The conference was broadcast over the Internet via video web cast.

Sales growth target of 10% over next three years

Leica Geosystems’ management gave specific sales growth targets for its five operating divisions and the group. The Company expects a 9% CAGR for sales in its Surveying and Engineering and GIS and Mapping divisions, roughly 76% of its total business. Sales in its Hand-Held Laser Meter business, DISTO, are expected to grow 18% over the target period, with Metrology sales targeted to grow 10% and at a rate of 40% in its High-Definition Surveying business, Cyra. For the group, sales are targeted to grow at 10%.

EBITDA targeted at 18% by FY07; Cumulative free operating cash flow of  >CHF 150m

As a result of sustainable cost reductions, a stable to increasing gross profit margin, higher operating leverage and increased software content in its overall sales mix, Leica Geosystems believes a group EBITDA margin of 18% of sales is achievable by FY07. Through increased cash earnings and higher capital productivity, the Company anticipates generating over CHF 150 million in free operating cash flow, which it defines as operating cash flow less tangible and intangible capital expenditures.

Dividend possible in FY 05

Leica stated that it was considering paying a dividend on its fiscal year 2005 earnings. The company was not specific as to the amount but indicated it would be in the range typical for companies of its size and industry.

The event was attended by all of the company’s analysts as well as national and international investors. The event was broadcast live over the internet via video web cast and can be viewed on demand through the Company’s web site at:

http://www.leica-geosystems.com/investor/index.htm

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Contact Person:

George Aase, Director Investor Relations, Leica Geosystems AG, Heinrich-Wild-Strasse, CH-9435 Heerbrugg (Switzerland) — Internet: www.leica-geosystems.com

Telephone (direct) +41 (0)71 727 3064	E-Mail George.Aase@leica-geosystems.com
Telephone (operator) +41 (0)71 727 3131	Fax +41 (0)71726 5064

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Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, we caution investors that all statements other than statements of historical fact included in this document, including without limitation, those regarding our financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to our existing and future products), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we expect to operate in the future. Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among other factors: (i) our ability to develop and introduce new products and technologies that gain market acceptance on a timely basis; (ii) our ability to respond to competitive challenges, such as the introduction of innovative products or technologies by our competitors; (iii) our ability to identify and realize growth opportunities; and (iv) overall levels of investment in infrastructure and capital spending in our markets. Additionally, any forward-looking statements speak only as of the date of this document. We expressly disclaim any obligation or undertaking to release publicly any update of or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard hereto or any change in events, conditions or circumstances on which any such statement is based.

Leica Geosystems, 21 November, 2003	2	Investor/Analyst Conference